EXHIBIT 99.1
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FOR IMMEDIATE RELEASE                                                29 May 2003


                              WPP Group plc ("WPP")


WPP has today submitted its 2002 Annual Report and Accounts to the UK Listing Authority. The Report will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no: (0)20 7676 1000

The Report can also be accessed online at www.wpp.com


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